SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2008

Commission File No. 001-14483

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELEMIG CELULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil
 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

 TELEMIG CELULAR PARTICIPAÇÕES S.A.
NATIONAL CORPORATE TAXPAYER’S REGISTRATION (CNPJ/MF):
02.558.118/0001 -65
STATE REGISTRATION (NIRE): 3130002535-7
PUBLICLY HELD COMPANY

FINAL RESULT OF THE AUCTIONS HELD ON AUGUST 15, 2008 OF THE PUBLIC TENDER OFFER FOR ACQUISITION OF ALL OUTSTANDING COMMON SHARES OF TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG CELULAR S.A. MADE AS A RESULT OF THE ACQUISITION OF CONTROL OF TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG CELULAR S.A. (“MTOs”)

São Paulo, August 15, 2008 – VIVO Participações S.A. (“Vivo Part”), Telemig Celular Participações S.A. and Telemig Celular S.A., announce that the subsidiary of Vivo Part., TCO-IP S.A. (“TCO IP” – the Offeror), acquired in the MTO Auctions held today the number of common shares of Telemig Celular Participações S.A. (“Telemig Part”) and of Telemig Celular S.A. (“Telemig Celular”) stated below.

Negotiation Code	Amount of shares Acquired by the Offeror
TMCP3L	5,803,171
TMGC3L	78,110

Vivo Part. also announces that, after the financial settlement of the MTO Auctions on August 20, 2008, it expects that TCO IP’s shareholding position will be 43.095% common shares and 31.912% of preferred shares of Telemig Part., representing 36.071% of its total capital stock and 8.764% of the common shares and 6.308% of the preferred shares of Telemig Celular, representing 7.231% of its total capital stock.

VIVO Investor Relations

Ernesto Gardelliano Carlos Raimar Schoeninger Janaina São Felicio
Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110 Telephone: +55 11 7420-1172 e-mail: ri@vivo.com.br Information disclosure on website: http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima
Roberto Oliveira de Lima Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.